                                                                      EXHIBIT 20


COLUMBIA/HCA                                            NEWS
------------
Healthcare Corporation (NYSE: COL)

--------------------------------------------------------------------------------
Contact:                                                   FOR IMMEDIATE RELEASE

  INVESTOR CONTACTS:                            MEDIA CONTACTS:
  Victor L. Campbell, Columbia                  Jeff Prescott, Columbia
  (615) 344-2053                                (615) 344-5708

  Chris Byrd, Value Health                      Judy Hyfield-Starr, Value Health
  (860) 678-3419                                (860) 678-3472

        COLUMBIA AND VALUE HEALTH ANNOUNCE PLANNED $1.3 BILLION MERGER

        NASHVILLE, Tenn. and AVON, Conn., Jan. 15, 1997 - Columbia/HCA Healthcare Corporation (NYSE:COL) and Value Health, Inc. (NYSE: VH) today announced a definitive agreement to merge the companies in a $1.3 billion tax-free, stock-for-stock transaction. It is anticipated that the proposed merger will be accounted for as a pooling-of-interests.

        The proposal calls for Value Health, a $1.9 billion specialty healthcare services company, to merge with a subsidiary of Columbia. Each Value Health stockholder will receive .58 shares of Columbia common stock in exchange for each Value Health share held. Through the merger, Columbia expects to issue approximately 35 million shares of its common stock to Value Health stockholders, bringing Columbia's total outstanding shares to approximately 716 million.

        The proposed merger will include Value Health's four business units:
ValueRx, the nation's largest independent pharmacy benefit management company; Value Behavioral Health, the nation's largest provider of managed behavioral healthcare; Community Care Network/MedView, a workers' compensation and group health network and cost management company; and Value Health Sciences, an information technology company which develops disease management programs.

        Following the merger, ValueRx and Columbia Pharmacy Solutions will be combined, bringing total members to more than 28 million and adding more than 2,500 commercial and wholesale customers. ValueRx manages approximately $2.2 billion of pharmaceutical purchases through its retail and mail-order pharmacy operations and represents approximately $500 million of pharmaceuticals annually.

        Value Behavioral Health provides services to more than 20 million members through contracts with 1,000 private and public-sector companies. Columbia is a leading provider of behavioral health with 147 locations.

        Community Care Network/Med View will combine with Columbia's OneSource Health Network, a group health and workers' compensation network. The combined organization will provide service to approximately 4 million group health and 25 million workers' compensation members. Value Health Sciences will expand Columbia's outcomes measurement and best demonstrated practices programs.

                                    -more-

COLUMBIA/VALUE HEALTH -- 2


        "Value Health fits well into Columbia's integrated delivery system and increases our ability to be a full service provider of healthcare services for our patients and customers," said Richard L. Scott, Chairman and Chief Executive Officer of Columbia. "With more than 50 million members in its general medical, mental health, prescription drug, and workers' compensation network arrangements, Value Health will provide an important component of Columbia's comprehensive healthcare solution."

        "As we seek to secure our company's future place in the tumultuous healthcare industry realignment, we looked to Columbia as a company that uses its size to the benefit of patients, communities, employees and shareholders," said Robert Patricelli, Chairman and Chief Executive Officer of Value Health. "Columbia offers us new markets for our products, an innovative environment that will foster continued growth, and a demonstrated record of success in quality improvement, cost control and performance measurement."

        The merger requires approval of Value Health stockholders and clearance under the Hart-Scott-Rodino Antitrust Improvements Act and other customary conditions. It is anticipated that the merger will be complete by mid-1997.

        Value Health, Inc. is a provider of specialty care benefit programs to large corporations, insurance carriers, managed care organizations, and federal, state and local governments. The company's businesses include: pharmacy benefit management; mental health and substance abuse management; workers' compensation, disability and group health management; and disease management.

        Columbia is the nation's largest provider of healthcare services with facilities in 37 states, England and Switzerland. Columbia's networks include 344 hospitals, 135 surgery centers, more than 550 home health locations and a nationwide pharmacy benefit management company. The company is building comprehensive networks of healthcare services, including home health, rehabilitation and skilled nursing units, in local markets around the country. In 1996 Columbia and its more than 285,000 employees and 75,000 affiliated physicians provided more than 40 million patient visits.

                                    *  *  *

      Columbia's address on the World Wide Web is http://www.columbia.net